Mr. Larry Spirgel

Office Chief

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission Washington, DC 20549

July 8, 2020

Re:	Audition Showdown Inc.
Offering Statement on Form 1-A
File No. 024-11213

Dear Mr. Spirgel:

On behalf of Audition Showdown Inc., I hereby request qualification of the above-referenced offering statement at 12:00 noon, Eastern Time, on Friday, July 10, 2020, or as soon thereafter as is practicable.

Sincerely,

/s/ John McMahon

John McMahon

Chief Executive Officer

Audition Showdown Inc.

Cc:	Jeanne Campanelli
CrowdCheck Law LLP